UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Williams Pipeline Partners L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
96950K103

(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950K103	Page	2	of	17

1	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; CO

CUSIP No.	96950K103	Page	3	of	17

1	NAMES OF REPORTING PERSONS Williams Pipeline GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO – limited liability company

CUSIP No.	96950K103	Page	4	of	17

1	NAMES OF REPORTING PERSONS Williams Partners Operating LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO – limited liability company

CUSIP No.	96950K103	Page	5	of	17

1	NAMES OF REPORTING PERSONS Williams Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	96950K103	Page	6	of	17

1	NAMES OF REPORTING PERSONS Williams Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO – limited liability company

CUSIP No.	96950K103	Page	7	of	17

1	NAMES OF REPORTING PERSONS Williams Energy Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO – limited liability company

Page	8	of	17
Introduction
     This Amendment No. 6 amends Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D originally filed by (i) The Williams Companies, Inc., a Delaware corporation (“Williams”), (ii) Williams Gas Pipeline Company, LLC, a Delaware limited liability company and (iii) Williams Pipeline GP LLC, a Delaware limited liability company (the “General Partner”), with the Securities and Exchange Commission (the “Commission”) on February 4, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 25, 2008 (“Amendment No. 1”), Amendment No. 2 filed on January 19, 2010 (“Amendment No. 2”), Amendment No. 3 filed on February 19, 2010 (“Amendment No. 3”), Amendment No. 4 filed on May 5, 2010 (“Amendment No. 4”) and Amendment No. 5 filed on May 26, 2010 (“Amendment No. 5”). This statement on Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:
     The information provided or incorporated by reference in Items 4 and 5 below is hereby incorporated by reference herein.
Item 4. Purpose of Transaction
     The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
     On August 31, 2010, pursuant to the Merger Agreement, the Merger was completed. As a result of the Merger, all outstanding Common Units and all outstanding subordinated units of the Partnership were canceled, and each holder of outstanding Common Units, other than the General Partner, will be entitled to receive 0.7584 of one common unit of Williams Partners in consideration for each Common Unit that such holder owned at the effective time of the Merger.
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     On August 31, 2010, at the effective time of the Merger, all outstanding Common Units were canceled and converted into the right to receive common units representing limited partnership interests of WPZ in accordance with the Merger Agreement. Accordingly, the Reporting Persons and the Listed Persons owned no Common Units and ceased to be the beneficial owners of more than five percent of the Common Units.
     At the effective time of the Merger, as contemplated by the Merger Agreement, the Issuer’s Agreement of Limited Partnership was amended and restated in its entirety as the Second Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., dated as of August 31, 2010 (the “Restated Partnership Agreement”). The Restated Partnership Agreement eliminates the

Page	9	of	17
concept of units and provides for Operating Company to have a limited partner interest in the Issuer which constitutes 98% of the aggregate partnership interest of all partners in the Issuer, and for the General Partner to have a general partner interest in the Issuer which constitutes 2% of the aggregate partnership interest of all partners in the Issuer. A copy of the Restated Partnership Agreement is attached hereto as Exhibit J and is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Items 4 and 5 above is hereby incorporated by reference herein.
Item 7. Materials to Be Filed as Exhibits
     The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit J	Second Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., dated as of August 31, 2010 (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2010

The Williams Companies, Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President — Midstream

Williams Pipeline GP LLC
By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Partners L.P.
By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Partners Operating LLC
By:	Williams Partners L.P., its managing member

By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Williams Energy Services, LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Senior Vice President

Williams Partners GP LLC
By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Chief Financial Officer

Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 0
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 0
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 0
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 0
Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 0
Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 0

Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 0
Phillip D. Wright
c/o The Williams Companies, Inc.
2800 Post Oak Boulevard
Houston, Texas 77056
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of The Williams Companies, Inc.
Irl F. Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman, Patriot Coal Corporation
Citizenship: USA
Amount Beneficially Owned: 0
William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 0
Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29441
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 0
Steven J. Malcolm
(see above)
Janice D. Stoney
c/o Qwest Communications
20 E. Thomas, 16th Floor
Phoenix, Arizona 85012
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Dr. Kathleen B. Cooper
Southern Methodist University
3330 University Blvd.
213 Carr Collins Hall
Dallas, Texas 77275-0117
Principal Occupation: Senior Fellow at Southern Methodist University
Citizenship: USA
Amount Beneficially Owned: 0
William R. Granberry
Compass Operating, LLC
400 W. Illinois
Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass Operating Company, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Joseph R. Cleveland
9117 Mid Pines Court
Orlando, Florida 32719
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

Members of the Management Committee and Executive Officers of Williams Gas Pipeline Company, LLC
Steven J. Malcolm, Member of Management Committee, Chairman
(see above)
Donald R. Chappel, Member of Management Committee
(see above)
Phillip D. Wright, Member of Management Committee, Senior Vice President
(see above)
Robyn L. Ewing, Member of Management Committee
(see above)
Rodney J. Sailor, Assistant Treasurer
(see below)
Members of Williams Gas Pipeline Company, LLC
See above for information regarding the executive officers and directors of The Williams Companies, Inc., the sole member of Williams Gas Pipeline Company, LLC
Executive Officers and Directors of Williams Pipeline GP LLC
Steven J. Malcolm, Chairman of the Board and Chief Executive Officer
(see above)
Donald R. Chappel, Director and Chief Financial Officer
(see above)
Phillip D. Wright, Director and Chief Operating Officer
(see above)
James J. Bender, General Counsel
(see above)
Rodney J. Sailor, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Emmitt C. House, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Attorney with Gonzalez, Saggio and Harlan, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0

Steven L. Zelkowitz, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Consultant with Sycamore Energy Consulting
Citizenship: USA
Amount Beneficially Owned: 0
H. Brent Austin, Director
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Investment Officer of Alsamora L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Members of Williams Pipeline GP LLC
See below for information regarding the executive officers and directors of Williams Partners Operating LLC, the sole member of Williams Pipeline GP LLC
(see above)
Members of the Management Committee and Executive Officers of Williams Energy Services, LLC
Steven J. Malcolm, Management Committee Member, Chairman and President
(see above)
Donald R. Chappel, Management Committee Member
(see above)
Alan S. Armstrong, Senior Vice President
(see above)
Robyn L. Ewing, Management Committee Member, Senior Vice President
(see above)
Rodney J. Sailor, Treasurer
(see above)
Member of Williams Energy Services, LLC
See above information regarding the executive officers and directors of The Williams Companies, Inc., the sole member of Williams Energy Services, LLC.
Executive Officers of Williams Partners GP LLC
Steven J. Malcolm, Chief Executive Officer
(see above)
Donald R. Chappel, Chief Financial Officer
(see above)
Alan S. Armstrong, Senior Vice President – Midstream
(see above)
Phillip D. Wright, Senior Vice President – Gas Pipeline
(see above)
James J. Bender, General Counsel
(see above)

Rodney J. Sailor, Treasurer
(see above)
Board of Directors of Williams Partners GP LLC
Steven J. Malcolm
(see above)
Donald R. Chappel
(see above)
Alan S. Armstrong
(see above)
Phillip D. Wright
(see above)
Billy Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Ethics Officer of SAI Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 0
H. Michael Krimbill
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

Member of Williams Partners GP LLC
See above information regarding the executive officers and management committee members of Williams Energy Services, LLC, the sole member of Williams Partners GP LLC.
Williams Partners L.P.
Williams Partners L.P. is managed by its general partner, Williams Partners GP LLC and has no officers.
Williams Partners Operating LLC
Williams Partners Operating LLC is managed by its sole member, Williams Partners L.P. which is managed by its general partner, Williams Partners GP LLC and has no officers.

Exhibit J
SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
WILLIAMS PIPELINE PARTNERS L.P.
     This Second Amended and Restated Agreement of Limited Partnership (as it may be amended, supplemented or restated from time to time, the “Agreement”) of Williams Pipeline Partners L.P. (the “Partnership”) dated as of August 31, 2010 and effective as of the Effective Time (as defined below), is entered into by and between Williams Pipeline GP LLC, a Delaware limited liability company, as the general partner (the “General Partner”) and Williams Partners Operating LLC, a Delaware limited liability company, as the limited partner (the “Limited Partner”).
     WHEREAS, on August 31, 2007, the General Partner and Williams Pipeline Services LLC, a Delaware limited liability company (formerly known as Williams Pipeline Services Company) (the “Initial Limited Partner”) formed the Partnership pursuant to and in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended from time to time (the “Act”);
     WHEREAS, on January 24, 2008, the General Partner and the Initial Limited Partner amended and restated the original Agreement of Limited Partnership of the Partnership (as amended and restated, the “First Amended and Restated Partnership Agreement”).
     WHEREAS, the Partnership, the General Partner, Williams Partners L.P., Williams Partners GP LLC, the Limited Partner and WPZ Operating Company Merger Sub (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 24, 2010, providing for, among other things, the merger of Merger Sub with and into the Partnership, the admission of the Limited Partner as a limited partner of the Partnership, all other limited partners of the Partnership simultaneously ceasing to be limited partners of the Partnership and the amendment and restatement of the First Amended and Restated Partnership Agreement.
     NOW, THEREFORE, pursuant to the Merger Agreement, the General Partner and the Limited Partner do hereby amend and restate the First Amended and Restated Partnership Agreement as follows, to be effective as of the Effective Time (as such term is defined in the Merger Agreement):
1. Name. The name of the limited partnership formed by the Partnership’s Certificate of Limited Partnership shall continue to be “Williams Pipeline Partners L.P.”
2. Purpose. The Partnership is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Partnership is, engaging in any lawful act or activity for which limited partnerships may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.
3. Registered Office. The registered office of the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
4. Registered Agent. The name and address of the registered agent of the Partnership for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
5. Partners. The names and the business, residence or mailing addresses of the General Partner (which hereby continues as the sole general partner of the Partnership) and the Limited Partner (which is hereby admitted as the sole limited partner of the Partnership) are as follows:
General Partner:
Williams Pipeline GP LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172
Limited Partner:
Williams Partners Operating LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172
6. Powers. The Partnership shall be managed by the General Partner, and the powers of the General Partner include all powers, statutory and otherwise, possessed by general partners under the laws of the State of Delaware. Notwithstanding any other provisions of this Agreement, the General Partner is authorized to execute and deliver any document on behalf of the Partnership without any vote or consent of any other partner.
7. Dissolution. The Partnership shall dissolve, and its affairs shall be wound up if (a) all of the partners of the Partnership approve in writing, (b) an event of withdrawal of a general partner has occurred under the Act unless there is a remaining general partner who is hereby authorized to, and does, carry on the business of the Partnership without dissolution or the business of the Partnership is continued without dissolution in accordance with the Act, (c) there are no limited partners of the Partnership unless the business of the Partnership is continued without dissolution in accordance with the Act, or (d) an entry of a decree of judicial dissolution has occurred under § 17-802 of the Act.
8. Partnership Interests. As of the date of this Agreement, the General Partner has a general partner interest in the Partnership which constitutes 2% of the aggregate partnership interest (as defined in the Act) of all partners in the Partnership and the Limited Partner has a limited partner interest in the Partnership which constitutes 98% of the aggregate partnership interest (as defined in the Act) of all partners in the Partnership.

9. Distributions. Distributions shall be made to the partners of the Partnership at the times and in the aggregate amounts determined by the General Partner. Such distributions shall be allocated among the partners of the Partnership in accordance with their percentage interests in the Partnership. Notwithstanding any other provision of this Agreement, neither the Partnership, nor the General Partner on behalf of the Partnership, shall be required to make a distribution to a partner of the Partnership on account of its interest in the Partnership if such distribution would violate the Act or other applicable law.
10. Taxes. The General Partner shall prepare and timely file (on behalf of the Partnership) all state and local tax returns, if any, required to be filed by the Partnership. The Partnership and the partners acknowledge that for federal income tax purposes, the Partnership is intended to be disregarded as an entity separate from the partners of the Partnership.
11. Assignments.
     (a) The Limited Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership only if the Partnership will have a limited partner after such withdrawal. Upon the withdrawal of the Limited Partner, the Limited Partner shall receive any amount the Limited Partner contributed to the Partnership.
     (b) The General Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership without the consent of the Limited Partner.
12. Withdrawal. Except to the extent set forth in Section 11, no right is given to any partner of the Partnership to withdraw from the Partnership.
13. Admission of Additional or Substitute Partners.
     (a) One or more additional or substitute limited partners of the Partnership may be admitted to the Partnership with only the consent of the General Partner.
     (b) One or more additional or substitute general partners of the Partnership may be admitted to the Partnership with only the consent of the General Partner.
14. Indemnification.
     (a) As used in Sections 14, 15 and 16, the following terms shall have the following meanings respectively:
          “Indemnitee” means any Person who is not an employee of The Williams Companies, Inc. and is or was an officer or director of any entity in the Partnership Controlled Group and any Person who is or was serving at the request of any entity in the Partnership Controlled Group as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

          “Partnership Controlled Group” means the Partnership, the General Partner, Williams Pipeline Operating LLC, a Delaware limited liability company, and Williams Pipeline Partners Holdings LLC, a Delaware limited liability company.
          “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.
     (b) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee, for acts or omissions occurring at or prior to the Effective Time (as defined in the Merger Agreement); provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 14, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 14 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.
     (c) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 14(b) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 14.
     (d) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
     (e) The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of the General Partner, its affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the

Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.
     (f) For purposes of this Section 14, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 14(b); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.
     (g) In no event may an Indemnitee subject the Limited Partner to personal liability by reason of the indemnification provisions set forth in this Agreement.
     (h) An Indemnitee shall not be denied indemnification in whole or in part under this Section 14 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement or the First Amended and Restated Partnership Agreement.
     (i) The provisions of this Section 14 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
     (j) No amendment, modification or repeal of this Section 14 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 14 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
15. Liability of Indemnitees.
     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partner or a permitted assignee thereof or any other Persons who have acquired equity interests in the Partnership or are otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.
     (b) To the extent that, at law, in equity or otherwise, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the partners, and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership, any partner or any of their permitted assignees or any other Person bound by this Agreement for its good faith reliance on the provisions of this Agreement.
     (c) Any amendment, modification or repeal of this Section 15 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
16. Third-Party Beneficiaries. Each partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.
17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.
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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Second Amended and Restated Agreement of Limited Partnership as of the date first written above.

GENERAL PARTNER WILLIAMS PIPELINE GP LLC
By:	/s/ Rodney J. Sailor
Name:	Rodney J. Sailor
Title:	Treasurer

LIMITED PARTNER WILLIAMS PARTNERS OPERATING LLC
By:	WILLIAMS PARTNERS L.P.,
its sole member

By:	WILLIAMS PARTNERS GP LLC,
its general partner

By:	/s/ Rodney J. Sailor
Name:	Rodney J. Sailor
Title:	Treasurer

Second Amended and Restated Agreement of Limited
Partnership of Williams Pipeline Partners L.P.